UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CLEARSIDE BIOMEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

185063 10 4

(CUSIP Number)

Clay Thorp

280 S. Mangum Street, Suite 350

Durham, North Carolina 27701

(919) 484-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185063 10 4	Page 2 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 20-4822068 Hatteras Venture Advisors III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,783,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,783,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,020
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 3 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 20-482290 Hatteras Venture Partners III, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,634,603
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,634,603
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,634,603
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person PN

CUSIP No. 185063 10 4	Page 4 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 20-5052088 Hatteras Venture Affiliates III, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,417
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,417
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,417
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person PN

CUSIP No. 185063 10 4	Page 5 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Advisors IV SBIC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,090,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,090,170
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,170
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 6 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 32-0389462 Hatteras Venture Partners IV SBIC, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,090,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,090,170
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,170
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 7 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 20-4822068 Hatteras Venture Advisors IV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 389,629
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 389,629
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,629
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 8 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 45-2827886 Hatteras Venture Partners IV, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 264,286
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 264,286
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 264,286
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 9 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) 38-3890444 Hatteras NC Fund, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 125,343
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125,343
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,343
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person CO

CUSIP No. 185063 10 4	Page 10 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John C. Crumpler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,262,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,262,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,819
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

CUSIP No. 185063 10 4	Page 11 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Robert A. Ingram
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,262,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,262,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,819
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

CUSIP No. 185063 10 4	Page 12 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Kenneth B. Lee
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,262,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,262,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,819
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

CUSIP No. 185063 10 4	Page 13 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Clay B. Thorp
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,262,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,262,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,819
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

CUSIP No. 185063 10 4	Page 14 of 23

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Douglas Reed
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,262,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,262,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,819
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%
14.	Type of Reporting Person IN

CUSIP No. 185063 10 4	Page 15 of 23

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Clearside Biomedical, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1220 Old Alpharetta Road, Suite 300, Alpharetta, Georgia 30005.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 of Regulation D-G under the Act:

Hatteras Venture Advisors III, LLC (“HVA III”)
Hatteras Venture Partners III, LP (“HVP III”)
Hatteras Venture Affiliates III, LP (“HV Affiliates”)
Hatteras Venture Advisors IV SBIC, LLC (“HVA SBIC”)
Hatteras Venture Partners IV SBIC, LP (“HVP SBIC”)
Hatteras Venture Advisors IV, LLC (“HVA IV”)
Hatteras Venture Partners IV, LP (“HVP IV”)
Hatteras NC Fund, LP (“Hatteras Fund”)
John C. Crumpler
Robert A. Ingram
Kenneth B. Lee
Clay B. Thorp
Douglas Reed

(collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ business address is 280 S. Mangum Street, Suite 350 Durham, North Carolina 27701.

(c)	The principal business of HVA III, HVA SBIC and HVA IV is investments. HVA III is the general partner of HVP III and HV Affiliates. HVA SBIC is the general partner of HVP SBIC. HVA IV is the general partner of HVP IV and Hatteras Fund. The shares are held directly by HVP III, HV Affiliates, HVP SBIC, HVP IV and Hatteras Fund. The shares held by HVP III, HV Affiliates, HVP SBIC, HVP IV and Hatteras Fund are indirectly held by the individual managing members of the general partners, HVA III, HVA SBIC and HVA IV, respectively, (collectively, the “GP Managing Members”). The GP Managing Members are John Crumpler, Clay Thorp, Ken Lee, Douglas Reed and Robert Ingram. The GP Managing Members may share voting and dispositive power over the securities directly held by HVP III, HV Affiliates, HVP SBIC, HVP IV and Hatteras Fund.

(d) – (e)	During the last five years, the Reporting Persons: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative

CUSIP No. 185063 10 4	Page 16 of 23

body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of:

HVA III — Delaware
HVP III — Delaware
HV Affiliates — Delaware
HVA SBIC — Delaware
HVP SBIC — Delaware
HVA IV — Delaware
HVP IV — Delaware
Hatteras Fund — Delaware
John C. Crumpler — USA
Robert A. Ingram — USA
Kenneth B. Lee — USA
Clay B. Thorp — USA
Douglas Reed — USA

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of the acquisition of 4,262,819 shares of the Issuer’s Common Stock due to the closing of the Issuer’s initial public offering. All of the shares of Common Stock to which this Schedule 13D relates were purchased prior to the Issuer’s initial public offering for shares of the Issuer’s Common Stock, preferred stock or warrants to purchase the Issuer’s preferred stock. In connection with the Issuer’s initial public offering, shares of the Issuer’s Common Stock were subject to a reverse stock split and the Issuer’s preferred stock were subject to a reverse stock split and conversion. The shares were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 4,262,819 shares of Common Stock acquired was approximately $16,598,415.

Item 4.	Purpose of Transaction.

The Reporting Persons obtained the shares of Common Stock on June 7, 2016 pursuant to the closing of the Issuer’s initial public offering. The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 185063 10 4	Page 17 of 23

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate number and percentage beneficially owned:

HVA III — 1,783,020 or 9.1%

HVP III — 1,634,603 or 8.3%

HV Affiliates — 148,417 or less than 1%

HVA SBIC— 2,090,170 or 10.7%

HVP SBIC — 2,090,170 or 10.7%

HVA IV— 389,629 or 2.0%

HVP IV — 264,286 or 1.3%

Hatteras Fund— 125,343 or less than 1%

John C. Crumpler — 4,262,819 or 21.8%

Robert A. Ingram — 4,262,819 or 21.8%

Kenneth B. Lee — 4,262,819 or 21.8%

Clay B. Thorp — 4,262,819 or 21.8%

Douglas Reed — 4,262,819 or 21.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

HVA III — 0

HVP III — 0

HV Affiliates — 0

HVA SBIC— 0

HVP SBIC — 0

HVA IV— 0

HVP IV — 0

Hatteras Fund— 0

John C. Crumpler — 0

Robert A. Ingram — 0

Kenneth B. Lee — 0

Clay B. Thorp — 0

Douglas Reed — 0

(ii)	Sole power to dispose or to direct the disposition of

HVA III — 0

HVP III — 0

HV Affiliates — 0

HVA SBIC— 0

HVP SBIC — 0

HVA IV— 0

HVP IV — 0

Hatteras Fund— 0

John C. Crumpler — 0

Robert A. Ingram — 0

Kenneth B. Lee — 0

Clay B. Thorp — 0

Douglas Reed — 0

CUSIP No. 185063 10 4	Page 18 of 23

(iii)	Shared power to dispose or to direct the disposition of

HVA III — 1,783,020

HVP III — 1,634,603

HV Affiliates — 148,417

HVA SBIC— 2,090,170

HVP SBIC — 2,090,170

HVA IV— 389,629

HVP IV — 264,286

Hatteras Fund— 125,343

John C. Crumpler — 4,262,819

Robert A. Ingram — 4,262,819

Kenneth B. Lee — 4,262,819

Clay B. Thorp — 4,262,819

Douglas Reed — 4,262,819

(iv)	Shared power to vote or to direct the vote

HVA III — 1,783,020

HVP III — 1,634,603

HV Affiliates — 148,417

HVA SBIC— 2,090,170

HVP SBIC — 2,090,170

HVA IV— 389,629

HVP IV — 264,286

Hatteras Fund— 125,343

John C. Crumpler — 4,262,819

Robert A. Ingram — 4,262,819

Kenneth B. Lee — 4,262,819

Clay B. Thorp — 4,262,819

Douglas Reed — 4,262,819

(c) Reference is made to the discussion in Item 4. Each of the required transactions described in this Item 5(a) were reported on Forms 3 and 4 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable.

CUSIP No. 185063 10 4	Page 19 of 23

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HVP III, HVP SBIC, HV Affiliates, Hatteras Fund and certain other stockholders of the Issuer entered into a Third Amended and Restated Investor Rights Agreement with the Issuer (“Investor Rights Agreement”), dated as of November 23, 2015. Capitalized terms used herein and not defined have the meanings as defined in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After three (3) years after the date of the Investor Rights Agreement or one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Holders of forty percent (40%) of the Registrable Securities then outstanding can request that the Company file a Form S-1 registration statement with respect to the Registrable Securities then outstanding if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10 million. The Issuer will not be required to effect a demand registration pursuant to Subsection 4.2(a): (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Subsection 4.2(a); or (iii) the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 4.2(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 4.2(b): (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Subsection 4.2(b) within the twelve (12) month period immediately preceding the date of such request.

Form S-3 Registration Rights

The stockholders who are party to the Investor Rights Agreement, will be entitled to make a request that the Issuer register their Shares on Form S-3, if the request is from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 4.2(c) and 4.4.

Expenses of Registration

All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 4, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements (not to exceed $30,000), of one counsel for the selling Holders (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 4.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration

CUSIP No. 185063 10 4	Page 20 of 23

pursuant to Subsections 4.2(a) or 4.2(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 4.2(a) or 4.2(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 4 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling Holders against any Damages, and the selling Holders are obligated to indemnify the Issuer against any Damages.

Termination of Registration Rights.

The registration rights described above shall terminate upon the earlier of: (i) the closing of a Liquidating Event (as defined in the Issuer’s Charter) and (ii) the fifth (5th) anniversary of the Issuer’s initial public offering.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 4.2 of the Issuer’s Form S-1 as filed with the SEC on January 8, 2016 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

7.01	Joint Filing Agreement.

7.02	Power-of-Attorney.

7.03	Third Amended and Restated Investor Rights Agreement with the Issuer, dated as of November 23, 2015, incorporated by reference to Exhibit 4.2 to the Form S-1 the Issuer filed with the SEC on January 8, 2016.

CUSIP No. 185063 10 4	Page 21 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2016

HATTERAS VENTURE ADVISORS III, LLC

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE PARTNERS III, LP

By:	Hatteras Venture Advisors III, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE AFFILIATES III, LP

By:	Hatteras Venture Advisors III, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV SBIC, LLC

By:	/s/ Clay B. Thorp
Manager

CUSIP No. 185063 10 4	Page 22 of 23

HATTERAS VENTURE PARTNERS IV SBIC, LP

By:	Hatteras Venture Advisors IV SBIC, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV, LLC

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE PARTNERS IV, LP

By:	Hatteras Venture Advisors IV, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS NC FUND, LP

By:	Hatteras Venture Advisors IV, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

*
John C. Crumpler

*
Robert A. Ingram

*
Kenneth B. Lee

CUSIP No. 185063 10 4	Page 23 of 23

*
Clay B. Thorp

*
Douglas Reed

By:	/s/ Clay B. Thorp
Clay B. Thorp, as Attorney-in-Fact

This Schedule 13G was executed by Clay B. Thorp on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which his attached as Exhibit 7.02.